

Mail Stop 3561

February 23, 2016

Jodi L. Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

      Re: The Container Store Group, Inc.
             Form 10-K for Fiscal Year Ended February 28, 2015
             Filed May 8, 2015
             File No. 1-36161

Dear Ms. Taylor:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ William H. Thompson

                                  William H. Thompson
                                  Accounting Branch Chief
                                  Office of Consumer Products